Exhibit 99.3

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before June 4, 2026. Please visit www.astproxyportal.com/ast/17692, where the following materials are available for view: • Notice of Annual Meeting of Shareholders and Proxy Statement • Proxy Card • 2025 Annual Report on Form 20-F TO REQUEST MATERIAL: TELEPHONE: 1-888-Proxy-NA (1-888-776-9962) or +1-201-299-6210 worldwide E-MAIL: helpAST@equiniti.com WEBSITE: us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials TO VOTE: ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com until 11:59 p.m. Eastern Time on June 17, 2026, the day before the meeting. IN PERSON: You may vote your shares in person by attending the Annual Meeting. TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 worldwide from any touch-tone telephone and follow the instructions. Have this notice available when you call. MAIL: You may request a paper card by following the instructions above. COMPANY NUMBER ACCOUNT NUMBER CONTROL NUMBER JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 Important Notice of Internet Availability of Proxy Materials for the Annual Meeting of Shareholders of DHT HOLDINGS, INC. To be held on June 18, 2026 1. Election of Class I Director for a term of three years: Jeremy Kramer NOMINEE:  2. To ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2026. 3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR THE NOMINEE” IN THE ELECTION OF DIRECTOR AND “FOR” PROPOSAL 2.

ANNUAL MEETING OF SHAREHOLDERS OF DHT HOLDINGS, INC. June 18, 2026 PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet 10130000000000001000 1 061826 COMPANY NUMBER ACCOUNT NUMBER NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Annual Meeting of Shareholders and Proxy Statement, proxy card and 2025 Annual Report on Form 20-F are available at www.astproxyportal.com/ast/17692 ONLINE - Access www.voteproxy.com and follow the instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 worldwide from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online or by phone until 11:59 p.m. Eastern Time on June 17 2026, the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Annual Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today at equiniti.com/us/ast-access. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR THE NOMINEE” IN THE ELECTION OF DIRECTOR AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x If you plan to attend the Annual Meeting, please mark box at right. 2. To ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2026. 3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting. FOR AGAINST ABSTAIN 1. Election of Class I Director for a term of three years: Jeremy Kramer FOR THE NOMINEE WITHHOLD AUTHORITY FOR THE NOMINEE NOMINEE:

ANNUAL MEETING OF SHAREHOLDERS OF DHT HOLDINGS, INC. June 18, 2026 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Annual Meeting of Shareholders and Proxy Statement, proxy card and 2025 Annual Report on Form 20-F are available at www.astproxyportal.com/ast/17692 Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR THE NOMINEE” IN THE ELECTION OF DIRECTOR AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided 10130000000000001000 1 061826 If you plan to attend the Annual Meeting, please mark box at right. GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today at equiniti.com/us/ast-access. 2. To ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2026. 3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting. FOR AGAINST ABSTAIN 1. Election of Class I Director for a term of three years: Jeremy Kramer FOR THE NOMINEE WITHHOLD AUTHORITY FOR THE NOMINEE NOMINEE: